June 4, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel, Branch Chief

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 29, 2012
File No. 001-34910

Dear Ms. Cvrkel:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff, dated May 7, 2012, concerning the Huntington Ingalls Industries, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011, filed March 29, 2012 (the “2011 Form 10-K”). For your convenience, this letter sets forth in italics each of the Staff's comments before our response to the comment.

Annual Report on Form 10-K for the year ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Critical Accounting Policies, Estimates and Judgments, page 37
Revenue Recognition, page 38

1.
We note your disclosure that for the years ended December 31, 2011, 2010 and 2009, net favorable (unfavorable) cumulative catch-up adjustments increased (decreased) operating income by $54 million, ($79) million and ($81) million, respectively. In light of the fact that there may be significant favorable and significant unfavorable adjustments that net to a lesser amount, we believe that your disclosure in MD&A should be revised to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. Also, your analysis of the underlying reasons for the changes in estimates should be related to each of the significant gross favorable and unfavorable adjustments. Please revise accordingly.

Response to Comment 1: We acknowledge the Staff's comment and, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (the “Second Quarter Form 10-Q”), we will expand our future MD&A disclosures to provide the gross amount of favorable and unfavorable cumulative catch-up adjustments for each period presented. We will also expand our future disclosures so that we discuss the underlying reasons for the changes

Ms. Linda Cvrkel
June 4, 2012

in estimates for each of the significant gross favorable and unfavorable adjustments. To illustrate how we expect our future filings to include such additional disclosures, we have provided below proposed additional sample disclosure for the years ended December 31, 2011 and 2010:
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For the years ended December 31, 2011 and 2010, favorable and unfavorable cumulative catch-up adjustments were as follows:

	Year Ended December 31
($ in millions)	2011	2010

Gross favorable adjustments	$188	$121
Gross unfavorable adjustments	(134)	(200)
Net Adjustments	$54	$(79)

In 2011, favorable cumulative catch-up adjustments were primarily the result of risk retirement on the SSN-774 Virginia-class submarines program and LPD-23. Unfavorable cumulative catch-up adjustments in 2011 were primarily related to lower performance on LPD-22 and LPD-24.

In 2010, favorable cumulative catch-up adjustments were primarily driven by risk retirement on the SSN-774 Virginia-class submarines program as well as our Aircraft Carrier programs. During the same period, unfavorable cumulative catch-up adjustments were primarily due to adjustments for higher expected costs to complete LPD-23 and LPD-25 resulting from the decision to close our operations at Avondale and lower performance on LPD-22 and LPD-24, as well as increased costs to complete LHD-8.
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Consolidated Operating Results, page 44

2.
We note that your disclosure on page 44 of your MD&A section includes a brief paragraph at the consolidated level (with no direct disclosure provided at the segment level) which explains the change in cost of sales. However, we believe that for a company with the size and breadth of operations as yours, this additional discussion does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

Ms. Linda Cvrkel
June 4, 2012

Response to Comment 2: We acknowledge the Staff's comment directing us to expand and enhance our discussion of cost of sales related to both product and service sales in our future filings. In our publicly filed disclosure, we believe that we present our consolidated operating results in conformity with the requirements set forth in Rule 5-03(b)2-6 of Regulation S-X and Item 303(a)(3) of Regulation S-K, requiring the registrant to “describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations”. We also note the Commission's guidance in interpretive release No. 33-8350, that one of the three principal objectives of MD&A is to provide disclosure that “enables investors to see the company through the eyes of management” and that, when preparing the MD&A, the company should focus on “key variables and other factors that management uses to manage the business”.

Our cost of product sales and cost of service revenues both consist of materials, labor, and subcontracting costs, as well as an allocation of indirect costs for overhead. We manage the nature and amount of costs at the contract level, which is the basis for estimating our total costs at completion of the contracts. However, for the purpose of managing and assessing the performance under our contracts, we do not focus on the type or amount of operating expense. Instead, we focus on net sales and operating profit, including the effects of significant changes in operating profit as a result of changes in contract estimates and the use of the cumulative catch-up method of accounting in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). Additionally, our portfolio of contracts is largely flexibly priced (subject to applicable ceiling prices for certain contracts), which, under the Federal Acquisition Regulation (“FAR”) rules that govern our business, allows for the recovery of costs in the pricing of our products and services. As a result, we do not focus on individual cost groupings, such as cost of sales or general and administrative expenses, as much as we focus on total contract costs, which are a key factor in determining contract operating income. This approach is consistent with the long-term life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through completion.

Our MD&A disclosures identify and address those key variables and other factors that we utilize to manage our business, including our evaluation of the sales and operating profit contributed by each of our contracts. We do not believe a discussion of changes in major components of costs of sales provides information necessary or useful in understanding our business, and management does not focus on changes to these components in analyzing our financial performance. We believe our MD&A disclosures in this regard conform with the level of detail typically provided by companies in our industry.

While we also believe that our disclosures are in compliance with applicable requirements and provide investors with sufficient and relevant information to properly evaluate our operating results, we intend to provide additional disclosure in future filings regarding our costs of sales by segment as well as between product sales and service revenues. We will also separately disclose product sales and service revenues, including at the segment level. To illustrate how we expect our future filings to include such additional disclosures, we have provided on Exhibit A hereto a proposed sample MD&A disclosure for the years ended December 31, 2011 and 2010.

Ms. Linda Cvrkel
June 4, 2012

The sample MD&A disclosure on Exhibit A provides the following additional information:

•
The table of selected financial highlights under the caption “Consolidated Operating Results” provides the additional line item “Income (loss) from operating investments, net” (as discussed below in our response to Comment 11);

•
The textual discussion under the caption “Sales and Service Revenues” has been supplemented to include a separate discussion of product sales and service revenues, including a segment-level discussion;

•	The table under the caption “Cost of Sales and Service Revenues” provides an additional line item “Income (loss) from operating investments, net” (as discussed below in our response to Comment 11);

•	Under the caption “Cost of Sales and Service Revenues,” we have added three new explanatory paragraphs consistent with our response above;

•	In the paragraphs following these three new paragraphs, we have included a discussion of cost of product sales and cost of service revenues at the segment level; and

•	Under the caption “Income (Loss) from Operating Investment, Net” we have added a new paragraph describing this additional line item (as discussed below in our response to Comment 11).

3.
Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

Response to Comment 3: We acknowledge the Staff's comment and believe that our response to Comment 2 fully addresses the points raised by the Staff concerning material offsetting amounts in components of costs of sales and appropriate disclosure regarding cost of sales at the segment level. We will continue to monitor our disclosures in future filings to ensure that underlying reasons for changes are properly addressed.

4.
With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

•	Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

Ms. Linda Cvrkel
June 4, 2012

Response to Comment 4: We acknowledge the Staff's comment and will continue to evaluate the quality and clarity of the discussion and analysis of our results of operations. We will consider the recommendations of the Staff and make revisions to our MD&A in future periodic filings to the extent that doing so would provide more understandable information and eliminate ambiguity in our disclosure. For example, in our responses to Comment 1 and Comment 2 above, we have confirmed that we intend to include additional tabular disclosure.

Liquidity and Capital Resources, page 51
Free Cash Flow, page 52

5.
We note the presentation of the non-GAAP measure, “free cash flow” and the related statement that management believes it is a “useful measure for investors.” Please revise future filings to disclose why management believes free cash flow is a useful measure for investors and to what extent, if any, management uses such measure. Refer to Regulation S-K, Item 10(e)(1)(i)(C) and Item 10(e)(1)(i)(D).

Response to Comment 5: We acknowledge the Staff's comment and will describe in our future disclosures why management believes free cash flow is a useful measure for investors and to what extent, if any, management uses such measure. We expect to include, in substance, the following supplemental disclosure relating to our use of the free cash flow measure in our future MD&A disclosure under the heading “Liquidity and Capital Resources-Free Cash Flow”:
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Free cash flow represents cash provided by (used in) operating activities less capital expenditures. We believe investors consider free cash flow to be a useful measure of our performance because it indicates the total cash available for redeployment. We also use free cash flow as a key operating metric in assessing the performance of our business and as a key performance measure in evaluating management performance and determining incentive compensation.
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6.	Please revise this section of MD&A to include an estimate of your expected capital expenditures for the next fiscal year.

Response to Comment 6: We acknowledge the Staff's comment and, beginning with our Second Quarter Form 10-Q, we will disclose our expected capital expenditures for the current fiscal year in our Form 10-Qs and our expected capital expenditures for the subsequent fiscal year in our Form 10-Ks.

Financial Statements, page 59
Consolidated Statements of Financial Position, page 62

7.
Please tell us the nature of the items which comprise current liabilities of $249 and $265 at December 31, 2011 and December 31, 2010 and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in a note to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulation S-X.

Ms. Linda Cvrkel
June 4, 2012

Response to Comment 7: None of the items comprising our other current liabilities of $249 million and $265 million at December 31, 2011 and 2010, respectively, exceeded 5% of total current liabilities at the dates presented. We will continue to monitor items included in other current liabilities and ensure that appropriate disclosures are provided in our future filings. For the Staff's information, the main components of other current liabilities at the dates presented in our Form 10-K were as follows:

•	Restructuring liability for costs associated with winding down the Avondale facility;

•	Group insurance for our medical, dental, vision, disability and postemployment insurance liabilities;

•	Liability-classified components of incentive compensation expense;

•	Accrued interest expense for our long-term debt;

•	Accrued sales, property and payroll taxes;

•	Proceeds from customers for insurance deductibles;

•	Current portion of asset retirement obligations;

•	Current portion of pension liability; and

•	Environmental remediation accruals.

Statements of Cash Flows, page 63

8.
We note from your disclosure in Note 19 that total stock based compensation recorded for the value of the awards granted to company employees and non-employee members of the Board of Directors for the years ended December 31, 2011, 2010 and 2009 were $46 million, $16 million, and $11 million respectively. However, we note that the stock based compensation line presented in the operating activities section of the statements of cash flows discloses $0 stock based compensation for 2010 and 2009. Please revise to resolve this discrepancy.

Response to Comment 8: We acknowledge the Staff's comment and would like to provide the following for the information of the Staff. Prior to the spin-off from Northrop Grumman Corporation (“NGC”), stock based compensation disclosed in Note 19 was based upon NGC equity awards recorded at the parent level and allocated to our standalone financial statements following the guidance of SAB Topic 1B. This expense represented costs incurred by the parent entity that benefited the operations of the Company. Following the guidance of SAB Topic 1B, these expenses were allocated to the Company's standalone financial statements for periods prior to the spin-off in order to reflect the financial results as if the Company was a standalone entity. We also disclosed in Note 2 of our financial statements that transactions between the Company and NGC prior to the spin-off were effectively settled for cash at the time of the transactions. As a result, we do not believe that stock based compensation expense prior to the spin-off should be presented in the statements of cash flows as an adjustment to reconcile earnings to cash provided by operating activities as all allocated expenses were settled for cash with the parent entity.

Notes to Consolidated Financial Statements, page 65
General

9.
Please revise the notes to the financial statements to include the fair value disclosures required by ASC 820-10-50-5 for all assets and liabilities remeasured to fair value on a nonrecurring basis, such as goodwill which was subject to impairment and remeasured to

Ms. Linda Cvrkel
June 4, 2012

fair value in the year ended December 31, 2011. See guidance in ASC 820-10-50-5.

Response to Comment 9: We acknowledge the Staff's comment, and we believe our current disclosures meet the requirements of ASC 820-10-50-5a since the fair value of the Ingalls division goodwill was disclosed in Note 10 of the financial statements. Beginning with our Form 10-K for the year ended December 31, 2012, or earlier filings if applicable, we will revise the notes to our financial statements to provide the additional disclosures required under ASC 820-10-50-5b, c and d. To illustrate how we expect our future filings to include such additional disclosures, we have provided below proposed sample disclosure that would be added in Note 10 of the financial statements:
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The Company estimates the fair value of each reporting unit using a combination of discounted cash flow analysis and market based valuation methodologies. Determining fair value requires the exercise of significant judgment, including judgments about projected revenues, operating expenses, working capital, capital expenditures and cash flows over a multi-year period. The discount rate applied to forecasts of future cash flows is based on the Company's estimated weighted average cost of capital. In assessing the reasonableness of the determined fair values, the Company evaluates its results against its market capitalization. Goodwill fair value measurements are classified within Level 3 of the fair value hierarchy, which are generally determined using unobservable inputs. The fair value of goodwill for the Ingalls division was measured on a nonrecurring basis at $198 million during 2011.
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2. Summary of Significant Accounting Policies, page 65
Cash and Cash Equivalents, page 69

10.
We note that the carrying value of cash and cash equivalents approximates fair value due to their short term nature. Please revise future filings to disclose whether your cash equivalents have original maturity dates of ninety days or less. Refer to ASC 305-10- 20b.

Response to Comment 10: We acknowledge the Staff's comment and, beginning with our Form 10-K for the year ended December 31, 2012, we will disclose that our cash equivalents have original maturity dates of ninety days or less. Additionally, we confirm that our cash equivalents at December 31, 2011, have original maturity dates of ninety days or less.

11. Business Arrangements, page 77

11.
We note that you have recorded operating income related to earnings from equity method investees of $20 million, $19 million and $10 million in the results of operations within the cost of service revenues for the years ended December 31, 2011, 2010 and 2009, respectively. In light of the significance of the amount of earnings from equity method investees to operating income in 2011, please explain to us why you believe it is appropriate to record this amount as part of operating income. As part of your response, please tell us why the operations of the equity investees are significantly integral to your operations. We also believe that the amount of earnings from equity method investees should be separately presented as one line item on the statement of operations. Please revise accordingly.

Ms. Linda Cvrkel
June 4, 2012

Response to Comment 11: We have considered Rule 5-03(b)(12) of Regulation S-X and highlights from the AICPA SEC Regulations Committee Joint Meeting with the SEC Staff (March 11, 2003), and believe the circumstances justify our presentation of this item in operating income.

Substantially all our earnings from equity method investees are attributable to our Savannah River Nuclear Solutions, LLC (“SRNS”) business venture. The operations of this business venture are integral to our operations as this venture provides a means to offer our nuclear engineering services to a division of the U.S. Government. We view the core business of our Newport News division as providing engineering services, construction efforts, and nuclear expertise to the U.S. Government and other non-U.S. Government customers. While the vast majority of these efforts relate to building ships for the U.S. Navy, our core capabilities enable us to expand our business into adjacent marketplaces. Specifically, our nuclear engineering capabilities allowed us to expand our service offering to the Department of Energy (“DoE”). We view the services provided to the DoE through the SRNS business venture as an extension of our core business and we manage this business venture as if services were provided pursuant to a contract directly between the DoE and the Company. Further, the Company holds a critical presence in SRNS through Company employees serving on the SRNS executive management team.  Those executives possess significant nuclear operations expertise and have ultimate decision-making authority over the personnel reporting in their respective functional areas. Our role in SRNS also positions us to address several key DoE nuclear capabilities in the future.

The SRNS business venture was formed to pursue the DoE Savannah River Management and Oversight contract. In pursuing this opportunity the SRNS team had various options in structuring the business arrangement: (1) the lead SRNS business partner could have contracted directly with the DoE and the other business partners could have subcontracted directly to the lead partner; (2) each SRNS business partner could have proposed its scope of work directly to the DoE; or (3) the SRNS business partners could have formed a business venture to bid on the contract, with each business partner providing its services to the DoE through this separate entity (which was the ultimate structure selected). The formation of SRNS resulted from the customer's preference to do business with a single, combined contracting entity possessing a unified management team rather than multiple contractors, and the use of this structure was essential to the successful award of the DoE contract.  While the business venture could have been structured with one SRNS business partner being the lead contractor and the other business partners acting as subcontractors (as described in clause (1) above), this structure would have increased the overall cost of the services to the DoE and diminished the chances of the team being awarded the ultimate contract. The increased cost would have resulted in each subcontracting party charging a fee or profit to the lead contractor, which would have been passed on to the DoE with an incremental fee (also known as “fee on fee”). This fee on fee arrangement was avoided by structuring the business venture as described above. Additionally, given the DoE's preference to do business with a single, combined contracting entity, had each business partner submitted a separate business proposal directly to the DoE (as described in clause (2) above), this approach would have diminished our chances of winning a portion of the contract. Had we bid directly and won the DoE Savannah River Management and Oversight contract, such revenues and related costs would have been captured in our operating income. We therefore view the business venture as an extension of our core competencies in nuclear operations and management.

Ms. Linda Cvrkel
June 4, 2012

For the foregoing reasons, we believe it is appropriate to record this item in operating income and, in our future periodic filings, we plan to report earnings from integral equity investees as a separate financial statement element of operating income entitled, “Income (loss) from operating investments, net” before general and administrative expenses. As noted in Response to Comment 2 above, the sample disclosure on Exhibit A hereto includes disclosure related to this financial statement line item.

General

12.
We refer to an April 6, 2012 news article in which based on a report prepared by you and delivered to Congress on March 29, 2012, you stand to record a loss of approximately $194 million related to cost overruns on the USS Gerald R. Ford aircraft carrier. In this regard, please tell us how your estimate of this loss in the report provided to Congress will be reflected in your interim March 31, 2012 financial statements. Your response should clearly address the amount of any loss recorded/to be recorded, as well as other changes in estimates that impact your financial statements as a result of the cost overruns. We may have further comment upon receipt of your response.

Response to Comment 12: The Staff's comment references a report “prepared by [the company] and delivered to Congress on March 29, 2012.” We wish to clarify that this report was not prepared by us, but instead was prepared by the United States Department of Defense (“DoD”). This document is known as the Selected Acquisition Report, and is prepared annually by the DoD in conjunction with submission of the President's budget.

The news article referenced in your comment cited an estimated overrun to target cost of $884 million. Under the provisions of the contract, certain elements of the cost overrun are shared between the U.S. Government and the Company. The article further states that this projected overrun would result in a fee reduction of approximately $194 million.

Because CVN 78 Gerald R. Ford is a first-of-class ship, with the substantial risks inherent in such programs, our total estimated cost at completion has assumed an appropriate overrun to target cost since the contract's inception. Our revenues and expenses recognized to date reflect the lower expected profit that this cost overrun would generate. We perform periodic reviews to evaluate technical matters, schedule and contract cost and, to the extent our estimated cost changes, we make appropriate adjustments to revenues in each period, consistent with our cumulative catch-up method of accounting.

Form 8-K filed March 28, 2012
Exhibit 99.1

13.
Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that adjusted total operating margin and adjusted diluted earnings per share are disclosed in the press release, without similar presentation of GAAP operating margin and diluted earnings per share, we believe the non-GAAP measures have been given greater prominence. Please

Ms. Linda Cvrkel
June 4, 2012

revise exhibits 99.1 and 99.2 in future filings to present the equivalent GAAP measure with equal or greater prominence.

Response to Comment 13: We acknowledge the Staff's comment and in our future disclosures, we will ensure that the GAAP measure is presented with equal or greater prominence to the non-GAAP measure, to the extent applicable.

* * *

In addition, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please contact me at (757) 380-7600.

Very truly yours,

/s/ Barbara A. Niland
Barbara A. Niland
Chief Financial Officer

cc:    Ms. Heather Clark (Securities and Exchange Commission)
Ms. Claire Erlanger (Securities and Exchange Commission)
Mr. Bruce Hawthorne (Huntington Ingalls Industries, Inc.)
Mr. Jeffrey M. Stein (King & Spalding LLP)
Mr. Mike Morton (Deloitte & Touche LLP)

Ms. Linda Cvrkel
June 4, 2012

Exhibit A

Consolidated Operating Results

Selected financial highlights are presented in the table below:

	Year Ended December 31		2011 Over 2010
($ in millions)	2011	2010	Dollars	Percent
Sales and service revenues	$6,575	$6,723	$(148)	(2)%
Cost of sales and service revenues	5,571	5,831	(260)	(4)%
Income (loss) from operating investments, net	20	19	1	5%
General and administrative expenses	624	663	(39)	(6)%
Goodwill impairment	290	—	290	—
Operating income (loss)	110	248	(138)	(56)%
Interest expense	104	40	64	160%
Other, net	—	(2)	2	(100)%
Federal income taxes	100	71	29	41%
Net earnings (loss)	(94)	135	(229)	(170)%

Sales and Service Revenues

Sales and service revenues consist of the following:

	Year Ended December 31		2011 Over 2010
($ in millions)	2011	2010	Dollars	Percent
Product sales	$5,676	$5,798	$(122)	(2)%
Service revenues	899	925	(26)	(3)%
Total sales and service revenues	$6,575	$6,723	$(148)	(2)%

2011 - Product sales in 2011 decreased $122 million, or 2%, from 2010. Product sales at our Ingalls segment decreased by $183 million primarily as a result of lower revenues in Surface Combatants, partially offset by higher revenues in Amphibious Assault Ships programs and the NSC program. Newport News product sales increased by $61 million in 2011 due to higher sales volumes in Aircraft Carriers and Submarines construction programs, partially offset by lower sales volumes in our RCOH program.

Service revenues in 2011 decreased $26 million, or 3%, from 2010. Service revenues at our Ingalls segment increased by $44 million primarily as a result of higher volumes in our Fleet Support services. Service revenues at our Newport News segment decreased by $70 million in 2011 primarily due to lower volumes in Aircraft Carriers related engineering and Fleet Support services.

Cost of Sales and Service Revenues

Cost of product sales, cost of service revenues, income (loss) from operating investments, net, general and administrative expenses, and goodwill impairment charges were as follows:

Ms. Linda Cvrkel
June 4, 2012

	Year Ended December 31		2011 Over 2010
($ in millions)	2011	2010	Dollars	Percent
Cost of product sales	$4,794	$5,042	$(248)	(5)%
% of product sales	84.5%	87.0%	—	(2.5)%
Cost of service revenues	777	789	(12)	(2)%
% of service revenues	86.4%	85.3%	—	1.1%
Income (loss) from operating investments, net	20	19	1	5%
General and administrative expenses	624	663	(39)	(6)%
% of total sales and service revenues	9.5%	9.9%	—	(0.4)%
Goodwill impairment	290	—	290	—
Cost of sales and service revenues	$6,465	$6,475	(10)	—%

Cost of sales for both product sales and service revenues consist of materials, labor, and subcontracting costs, as well as an allocation of indirect costs for overhead. We manage the nature and amount of costs at the contract level, which is the basis for estimating our total costs at completion of the contracts.

Our portfolio of contracts is largely flexibly priced, which allows, under the FAR rules that govern our business, for the recovery of costs in the pricing of our products and services. Consequently, we do not focus on individual cost groupings, such as cost of sales or general and administrative expenses, as much as we do on total contract costs, which are a key factor in determining contract operating income. This approach is consistent with the long-term life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through completion.

For the purpose of managing and assessing the performance of our business, we do not focus on the type or amount of operating expense but rather focus on net sales and operating profit, including the effects of significant changes in operating profit as a result of changes in contract estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. Consequently, our discussion of business segment performance focuses on net sales and operating profit, consistent with our approach for managing our business.

Cost of Product Sales

2011 - Cost of product sales in 2011 decreased by $248 million, or 5%, as compared to 2010. Cost of product sales at our Ingalls segment decreased $309 million as a result of the lower sales volumes described above and a pre-tax charge of $113 million recognized in 2010 resulting from our decision to wind down shipbuilding operations at our Avondale facility in 2013 (See Note 4: Avondale Wind Down in Item 8). Cost of product sales at our Newport News segment increased $61 million primarily due to higher sales volumes on lower margin programs, partially offset by risk retirement on the SSN-774 Virginia-class submarine program. Cost of product sales as a percentage of product sales declined from 87.0% in 2010 to 84.5% in 2011 primarily due to the non-recurring $113 million pre-tax charge recognized in 2010 for the wind down of shipbuilding operations at our Avondale facility.

Ms. Linda Cvrkel
June 4, 2012

Cost of Service Revenues

2011 - Cost of service revenues in 2011 decreased $12 million, or approximately 2%, from 2010. Cost of service revenues at our Ingalls segment increased $40 million due to higher sales volumes in Fleet Support services. Cost of service revenues at our Newport News segment decreased $52 million as a result of lower sales volumes in Aircraft Carriers related engineering and Fleet Support services. The modest increase in cost of service revenues as a percentage of service revenues from 85.3% in 2010 to 86.4% in 2011 was the result of normal year-to-year variances in contract mix.

Income (Loss) from Operating Investments, Net

The activities of our operating investments are closely aligned with the operations of the segments holding the investments, we therefore record operating income related to earnings from equity method investments in our results of operations.

2011 - Income from operating investments, net increased moderately by $1 million, or 5%, to $20 million in 2011 from $19 million in 2010. The components of income from operating investments, net were consistent in 2011 and 2010.

General and Administrative Expenses

In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost.

2011 - General and administrative expenses in 2011 decreased $39 million, or 6%, from 2010. The decrease was due principally to a lower FAS/CAS Adjustment. See FAS/CAS Adjustment below.

Goodwill Impairment

As previously discussed in Critical Accounting Policies, Estimates and Judgments in Item 7, we perform impairment tests for goodwill as of November 30 each year, or when evidence of potential impairment exists. We record a charge to operations when we determine that an impairment has occurred.
2011 - We recorded a net goodwill impairment charge in 2011 of $290 million in our Ingalls segment. See Note 10: Goodwill and Other Purchased Intangible Assets in Item 8.